UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                         BACK BAY RESTAURANT GROUP, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)

                                    05635V103
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ].






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        (1)     Names of Reporting Persons
                S. S. or I. R. S.  Identification Nos. of Above Persons

                Charles F. Sarkis                    ###-##-####


        (2)     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)


        (3)     SEC Use Only




        (4)     Citizenship or Place of Organization  United States

        Number of                 (5)  Sole Voting Power      304,733
                                                        -------------
        Shares Bene-
         ficially                 (6)  Shared Voting Power        673,451*
                                                          ----------------
        Owned by
        Each Reporting            (7)  Sole Dispositive Power    304,733
                                                             -----------
         Person
        With                      (8)  Shared Dispositive Power      673,451*
                                                               --------------


        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  978,184*


        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)

        (11)    Percent of Class Represented by Amount in Row (9)     27.7%
                                                                  ---------

        (12)    Type of Reporting Person (See Instructions)     IN

*See response to Item (4)

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Item 1(a)       Name of Issuer:

                Back Bay Restaurant Group, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                284 Newbury Street
                Boston, MA 02115

Item 2(a)       Name of Person Filing:

                Charles F. Sarkis

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                284 Newbury Street
                Boston, MA 02115

Item 2(c)       Citizenship:

                United States

Item 2(d)       Title of Class of Securities:

                Common Stock

Item 2(e)       CUSIP Number:

                05635V103

Item 3          If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)     [ ]      Broker or Dealer
        (b)     [ ]      Bank
        (c)     [ ]      Insurance Company
        (d)     [ ]      Investment Company
        (e)     [ ]      Investment Adviser

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        (f)     [ ]      Employee Benefit Plan, Pension Fund or Endowment Fund
        (g)     [ ]      Parent Holding Company
        (h)     [ ]      Group

                NOT APPLICABLE

Item 4          Ownership:

                         As of December 31, 1997, Mr. Sarkis  beneficially owned
                a total of 978,184 shares, or 27.7%, of the outstanding common stock of Back Bay Restaurant Group, Inc., of which he had sole voting and dispositive power with respect to 304,733 shares and shared voting and dispositive power with respect to 673,451 shares.

                         The  shares  reported  as owned in this  Item 4 include
                673,451 shares of Back Bay Restaurant Group, Inc. common stock owned by The Westwood Group, Inc., of which Mr. Sarkis expressly disclaims ownership. The filing of this Schedule 13G shall not be construed as an admission that Mr. Sarkis beneficially owns such shares.

Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security
                Being Reported on By the Parent Holding Company:

                Not Applicable.

Item 8          Identification and Classification of Members of the Group:

                Not Applicable.

Item 9          Notice of Dissolution of Group:

                Not Applicable.


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Item 10         Certification:

                After  reasonably   inquiry  and  to  the  best  of  my
                knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 SIGNATURE


                                                  /s/Charles F. Sarkis

                                                  Charles F. Sarkis



Dated:  February 11, 1998




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